February 15, 2019	ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com WRITER'S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL
Via EDGAR System
Ms. Kathy Churko U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549
Re:	EntrepreneurShares Series Trust (File Nos. 333-168040 and 811-22436)
Annual Report on Form N-CSR Fiscal Year Ended June 30, 2018
Filed September 7, 2018
Dear Ms. Churko:
On behalf of our client, EntrepreneurShares Series Trust, on behalf of its series (the "Funds"), set forth below are the Funds' responses to oral comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided by Kathy Churko, 202-551-6387 on the Annual Report referenced above (the "Annual Report").  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Funds' responses (in regular type).
If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297‑5596.
1. The Funds' Statements of Assets and Liabilities shows, under "Liabilities – Payables," a line item called "Due to Custodian."  Please explain what this represents.  Normally, this relates to derivative instruments, but the Funds' Notes to Financial Statements states that the Funds had no investments in derivative instruments.
Response:  The Funds did not hold any derivatives during the period covered in the Annual Report. The "Due to Custodian" line item represents the negative cash balance of the U.S. Small Cap Fund at the period end resulting from the timing of a custody sweep vehicle utilized by the U.S. Small Cap Fund.  This sweep vehicle caused the U.S. Small Cap Fund to have a temporary negative cash position which we believe was appropriately reported as a liability labeled "Due to Custodian."
2. We noted the recovery of expenses under the expense limitation agreement for the Global Fund.  From the financials it appears that the expenses of the Global Fund may have exceeded the 1.70% limit.  Please confirm that the recovery of the previously waived expenses did not cause the Global Fund's expenses to exceed the 1.70% limit.
Response:  The Global Fund intended to remain in compliance with the limitation, and believes it did.  The total expense displayed on the Statement of Operations is $831,123.  The average net assets for the year were $48,890,969.  So, the calculation of the annual expense ratio is as follows: (831,123/48,890,969)*days in period (365)/ Days in the fiscal year (365)  = 1.69995173%.

In future filings, please ensure that the performance of the ERShares Entrepreneur 30 ETF is compared against an appropriate broad-based securities market index.  An appropriate broad-based securities market index is one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter.

Response:  In future filings, the Fund will ensure that the performance of the ERShares Entrepreneur 30 ETF is compared against an appropriate broad-based securities market index.
3. The ERShares Entrepreneur 30 ETF provides that if the replication strategy could have adverse consequences to Fund shareholders, the Fund may use representative sampling.  As the Fund does not try to outperform its Index, representative sampling may not be appropriate.  In future filings, please revise this disclosure to clarify why the Fund believes representative sampling might be appropriate in some circumstances, describing those circumstances, and enhancing disclosure around the risks of such approach.
Response:  The Fund will update the disclosure as requested.
4. The ERShares Entrepreneur 30 ETF is identified as a non-diversified fund.  Please confirm the Fund's understanding that if it operates as a diversified fund for more than three years, that it will obtain shareholder approval prior to changing its status back to non-diversified.
Response:  The Fund confirms that if it operates as a diversified fund for more than three years, it will obtain shareholder approval prior to changing its status back to non-diversified.
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Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer